

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 7, 2015

Dale R. Davis
Chief Executive Officer
Global Defense & National Security Systems, Inc.
11921 Freedom Drive, Suite 550
Two Fountain Square
Reston, Virginia 20190

> **Re: Global Defense & National Security Systems, Inc.**
> **Preliminary Proxy on Schedule 14A**
> **Filed July 10, 2015**
> **File No. 001-36149**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Summary of the Proxy Statement

Summary of the Terms of the Transaction, page 24

1. Please elaborate upon the working capital adjustment to which the purchase price is subject, with a view to understanding how and why the purchase price could be adjusted further and the ramifications of such adjustments.

Redemption Rights, page 27

2. Please quantify the number of share redemptions that would cause net tangible assets to be less than $5,000,001. Additionally, please quantify the minimum number of share redemptions that would satisfy the transaction's control requirement. In this regard, we note that you discuss these amounts on page 35; however, you should also present them here.

The Business Combination Proposal

Board Recommendation, page 87

3. Clarify which members of the Board, if not all, had certain conflicts of interest. If all of the members of the Board had conflicts of interest, disclose what consideration was given, if any, to arranging for the transaction to be considered and assessed by an independent third party.

Background to the Business Combination, page 90

4. Please provide more detail regarding the reasons potential alternative parties were passed upon, especially those 12 with whom GDEF signed non-disclosure agreements. In this regard, we note your disclosure in the last paragraph on page 90 that the business terms of these alternatives "would not be suitable for GDEF, particularly in comparison to the proposed business Combination with STG."

5. Please provide more detail regarding the March 17th meeting between certain representatives of GDEF and STG. Please discuss any material developments that occurred during this meeting and name the individuals that were present at this meeting. In this regard, we note the disclosure that "key terms in the value and structure of a potential transaction" were discussed. For example, please disclose if negotiations regarding the nature and amount of consideration to be paid occurred.

6. You refer to "certain specialist independent advisory firms" who performed due diligence. Disclose the results of their findings.

7. Summarize the quality of earnings analysis that was performed for the years 2012 to 2014.

Recommendation of the GDEF Board of Directors; GDEF's Reasons…, page 91

8. Disclose, if true, that the board of directors also determined the transaction to be fair and disclose the reasons for this determination.

GDEF's Financial Advisor, page 91

9. Tell us for what consideration Cowen Company receives an advisory fee if the Business Combination is consummated and quantify the amount of the fee.

Representations and Warranties, page 98

10. We note your disclosure on page 101 that the representations and warranties made in connection with the Business Combination Agreement are subject to "certain qualifications and limitations… [which] may or may not be accurate as of the date they were made, and do not purport to be accurate as of the date of this proxy statement." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please revise this section to include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the Business Combination Agreement, you have or will provide corrective disclosure.

The Pre-Business Combination Charter Proposal

Reasons for the Pre-Business Combination Charter Proposal, page 115

11. Please revise to discuss the reasons for this proposal; this paragraph appears to be identical to the preceding paragraph and gives shareholders no explanation as to why you seek to revise your charter. Also, please revise to state why you may not be able to complete the Business Combination if this proposal is not approved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products